UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934


Amendment No.: 3*


Name of Issuer: Infocus Corporation


Title of Class of Securities: Common Stock


CUSIP Number: 45665B10-6


Date of Event Which Requires Filing of this Statement: 7/31/2003


Check the appropriate box to designate the rule pursuant to which this Schedule if filed.

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.: 45665B10-6

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Perkins, Wolf, McDonnell & Company
    EIN #36-3099763

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    a.   ___
    b.   ___

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    5.   SOLE VOTING POWER
         2,746,926

    6.   SHARED VOTING POWER
         -0-

    7.   SOLE DISPOSITIVE POWER
         2,746,926

    8.   SHARED DISPOSITIVE POWER
         -0-

    9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
         2,746,926

    10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES
         Not applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    7.0%

12. TYPE OF REPORTING PERSON
    IA, BD



Item 1.

    (a). Name of Issuer: Infocus Corporation ("Infocus")

    (b). Address of Issuer's Principal Executive Offices:

         27700B SW Parkway Avenue
         Wilsonville, Oregon  97070

Item 2.

    (a).-(c). Name, Principal Business Address, and Citizenship of
Persons
              Filing:

         (1)  Perkins, Wolf, McDonnell & Company ("PWMCO")
              310 S. Michigan Ave., Suite 2600
              Chicago, IL  60604
              Citizenship:  Delaware

    (d). Title of Class of Securities:  Common Stock

    (e). CUSIP Number:  45665B10-6

Item 3.

This statement is filed pursuant to Rule 13d-1 (b) or 13d-2(b) and the person filing, PWMCO, is an investment adviser registered under Section 8 of the Investment Company Act as well as a Broker/Dealer registered under Section 15 of the Act.

Item 4.  Ownership

The information in items 1 and 5 through 11 on the cover page(s) on Schedule 13G is hereby incorporated by reference.

Item 5.  Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another
Person

The interest of any one such person does not exceed 5% of the class of securities.

These shares were acquired in the ordinary course of business, and not with the purpose of changing or influencing control of the Issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
Company

Not applicable.


Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Perkins, Wolf, McDonnell & Company

By  /s/  Gregory E. Wolf                       8/11/2003
  Gregory E. Wolf,                               Date
    Treasurer